SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 3330001159-5

SUMMARY OF RESOLUTIONS TAKEN AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MAY 30, 2011

The following resolutions were unanimously taken by attending shareholders:

1.            Approval, with no restriction or reservation,  of the Protocol and Justification for the Merger firmed between the representatives of Companhia Siderúrgica Nacional ("CSN" or the “Company”) and Inal Nordeste S.A., (“Inal Nordeste”),  which set forth all conditions and justifications for the merger of Inal Nordeste by the Company.

2.            Ratification of the contracting of KPMG Auditores Independentes, a company specialized in equity appraisals, which prepared the accounting appraisal report of Inal Nordeste’s shareholders’ equity.

3.            Approval of the aforementioned accounting appraisal report, having the shareholders fully agreed with all terms and amounts described in such document.

4.            Approval of the merger of Inal Nordeste by the Company, with CSN’s Board of Executive Officers authorized to sign all documents and undertake all acts necessary to make this resolution effective. The Company, pursuant to the provisions of article 227 of the Brazilian Corporate Law, will succeed Inal Nordeste as a result of the merger, with no interruption in current activities.

5.              As a result of the merger in question, approval of the cancellation of all shares in the capital stock of Inal Nordeste held by the Company.

6.            Considering that CSN is the holder of all the shares of Inal Nordeste, in accordance with the terms of the Protocol and Justification of the Merger, CSN's capital stock will remain unaltered.

7.            Approval and ratification of Diário Oficial do Estado de São Paulo  and Valor Econômico as the newspapers in which the Company makes its legal publications.

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.